Exhibit 99.2

NEWS RELEASE

GoldGroup Accelerates Growth Strategy Following Transformational Merger; Company Advances Multi-Asset Drill Programs, Mine Development and Expansion Plans

Vancouver, Canada – July 23, 2026 – Goldgroup Mining Inc. (“Goldgroup” or the “Company”) (TSXV:GORO, NYSE:GORO, FSE:55G0) is pleased to provide shareholders with a corporate update following the successful merger with Gold Resource Corporation, marking the beginning of an exciting new chapter as the Company executes its strategy to build a leading intermediate precious metals producer.

"Our integration is progressing well, and we are hitting the ground running," said Allen Palmiere, Chief Executive Officer. "With multiple producing operations, an aggressive exploration program, a robust development pipeline and a strong balance sheet, we believe GoldGroup is exceptionally well positioned to create long-term value for our shareholders."

The Company has launched its new corporate website at www.goldgroupmining.com, reflecting the combined organization and its expanded portfolio of producing mines, development projects and exploration assets. Investors can also access the Company's latest corporate presentation through the website.

Aggressive Exploration and Development Programs Driving Future Growth

GoldGroup continues to invest heavily in exploration with the objective of expanding resources, extending mine life and identifying new high-value discoveries across its portfolio.

At the 100% owned Don David Mine in Oaxaca, Mexico, the Company has completed more than 23,000 metres of drilling year-to-date, one of its largest drilling campaigns in recent years. While much of the program is focused on upgrading existing resources, a significant portion is targeting resource expansion with the goal of increasing the mine's long-term production profile.

The Company currently has six underground drill rigs and one surface drill operating at Don David, reflecting the strategic importance of this asset.

In addition, drilling is expected to commence this quarter at the highly prospective Margaritas target, where historic exploration has identified epithermal veins containing exceptionally high silver grades. The Company believes Margaritas represents an exciting exploration opportunity with the potential to add meaningful high-grade mineralization to the Don David district.

Advancing Multiple Growth Assets

At the formerly producing San Francisco gold project, three drill rigs continue work on a 24,000-metre diamond drilling program designed to refine and confirm the geological model and support future mine planning as the Company evaluates a potential restart of production at the end of the year. The 100% owned San Francisco project is fully permitted for a rapid restart of mining operations and is comprised of two open pits together with heap leach processing facilities and associated infrastructure. It is a robust project with significant gold resources and strong upside in terms of optimized development and multiple, large-scale exploration targets.

At the 100% owned Cerro Prieto, GoldGroup has deployed three drill rigs, including two focused on resource expansion and one conducting confirmatory drilling to support the development of an updated mineral resource.

Back Forty Feasibility Study Underway

The Company is also advancing the Back Forty Project in Michigan's Upper Peninsula, where work on a comprehensive feasibility study commenced in May under the leadership of SLR Engineering.

The 100% owned Back Forty remains one of GoldGroup's most attractive long-term development assets, building upon the positive Preliminary Economic Assessment completed in 2023. The feasibility study represents another important milestone as the Company advances the project toward potential development.

Delivering Operational Performance

Operations at the Don David Mine continue to perform well and in line with management's expectations, providing a solid operational foundation for the combined company.

The Company will also continue to work on unlocking the significant value additional value at Cerro Prieto, where management sees opportunities to increase production, improve operating efficiencies and enhance cash flow generation.

Positioned for the Next Stage of Growth

With producing assets, a robust pipeline of development projects, an active exploration program, financial resources to execute its business plan and an experienced operating team, GoldGroup believes it is well positioned to execute its long-term strategy.

Management remains focused on creating a premier intermediate precious metals company through disciplined organic growth, resource expansion, operational excellence and value-enhancing acquisition opportunities.

"We are building a company with multiple avenues for growth," added CEO Allen Palmiere. "Our priorities are clear: grow our resource base, optimize our operations, advance our development projects and continue pursuing opportunities that strengthen our portfolio and create sustainable shareholder value."

Recent Market Activity

When an index provider adds or removes a stock during a rebalance (such as Russell’s reconstitution), index-tracking passive funds are required to adjust their portfolios accordingly to maintain accurate tracking alignment. This temporary, short-term occurrence accounts for much of the recent market activity in Goldgroup.

About Goldgroup

Goldgroup is a Canadian-based mining Company with four high-growth gold and silver assets. The Company holds a 100% interest in the recently acquired San Francisco project located in the State of Sonora. The project is fully permitted for a rapid restart of mining operations and is comprised of two open pits together with heap leach processing facilities and associated infrastructure. It is a robust project with significant gold resources and strong upside in terms of optimized development and multiple, large-scale exploration targets.

In addition to the San Francisco gold project, the Company has a 100% interest in the producing Cerro Prieto heap leach gold mine located in the State of Sonora.

The Company also holds a 100% interest in the producing Don David gold mine in Oaxaca, Mexico, as well as the Back Forty gold/silver development project in Michigan, USA.

Goldgroup is led by a team of highly successful and seasoned individuals with extensive expertise in mine development, corporate finance, and exploration in Mexico.

For further information on Goldgroup, please visit www.goldgroupmining.com.

On behalf of the Board of Directors

Allen Palmiere

CEO

For more information:

+1 (604) 306-6867
410 – 1111 Melville St.
Vancouver, BC, V6E 3V6

www.goldgroupmining.com
ir@goldgroupmining.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

CAUTIONARY NOTES REGARDING FORWARD-LOOKING INFORMATION

Certain information contained in this news release may be considered “forward-looking information” (within the meaning of applicable Canadian securities law) and “forward-looking statements” (within the meaning of the United States Private Securities Litigation Reform Act of 1995). Forward-looking statements relate to analyses and other information that are based on forecasts of future results, as well as estimates and assumptions of management. These statements include, without limitation, statements relating to the anticipated closing date of the Arrangement.

These forward-looking statements reflect Goldgroup’s current internal projections, expectations or beliefs and are based on information currently available to Goldgroup. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “projects”, “potential”, “scheduled”, “forecast”, “budget” or the negative of those terms or other comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to materially differ from those reflected in the forward-looking information, and are developed based on assumptions about such risks, uncertainties and other factors, including, without limitation: receipt of all required regulatory approvals in connection with the Arrangement, including from the TSX Venture Exchange (the “TSXV”); that the conditions precedent to the completion of the Arrangement, including but not limited to TSXV and regulatory approvals, might not be satisfied in a timely manner or at all; and the risk factors disclosed in the Company’s management information circular dated May 29, 2026, Goldgroup’s annual information form dated June 10, 2026 and other continuous disclosure materials available under the Company’s profile on SEDAR+ at www.sedarplus.ca. Any and all of the forward-looking information contained in this news release is qualified by these cautionary statements.

Although Goldgroup believes that the forward-looking information contained in this news release is based on reasonable assumptions, readers cannot be assured that actual results will be consistent with such statements. Accordingly, readers are cautioned against placing undue reliance on forward-looking information. Goldgroup expressly disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, events or otherwise, except as may be required by, and in accordance with, applicable securities laws.

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